SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

                                   ANORMED INC.
(Name of Issuer)

                           Common Stock, No Par Value
(Title of Class Securities)

                                           035910108
(CUSIP Number)

Simon M. Lorne, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, NY 10103
                                    (212) 841-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

                                       October 17, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 035910108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,180,122
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,180,122
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN, BD

SCHEDULE 13D

CUSIP No. 035910108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,180,122
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,180,122
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 035910108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,180,122
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,180,122
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1. Security and Issuer.

    The name of the issuer is AnorMED Inc., a Canadian corporation (the "Issuer"). The address of the Issuer’s offices is 200-20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5. This Schedule 13D relates to the Issuer’s Common Stock, no par value per share (the "Common Stock").

Item 2. Identity and Background.

    (a)-(c), (f). This statement is being filed by Millenco, L.L.C., a Delaware limited partnership (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    The business address for Millenco, Millennium Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

    Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

    (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was approximately U.S. $28,583,300, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

    The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

    The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   On October 12, 2006, the Issuer reported in Amendment No. 15 to its Solicitation/Recommendation Statement on Schedule 14D-9 that Dematal Corporation (“Dematal”), a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Genzyme Group”), increased its offer price for the outstanding shares of Common Stock to $13.50 per share. On October 17, 2006, Millennium Pharmaceuticals, Inc. (“Pharmaceuticals”), along with its indirect wholly-owned subsidiary, Sidney Acquisitions ULC (“Sidney”), reported in Amendment No. 1 to its Schedule TO that Sidney and Pharmaceuticals were terminating their offer to purchase all of the outstanding Common Stock. On October 17, 2006, the Genzyme Group filed Amendment No. 3 to its Schedule TO to reflect, among other things, the increased offer price for the Common Stock. Millenco is continuing to evaluate its options with respect to its ownership of Common Stock and with respect to the Genzyme Group tender offer.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

    (a) As of the date hereof, Millenco may be deemed to be the beneficial owner of 2,180,122 shares of Common Stock, which represents in the aggregate approximately 5.2% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 41,977,011 outstanding shares of Common Stock as of September 26, 2006, as reported by the Issuer on a Solicitation/Recommendation Statement on Schedule 14D-9, filed on October 5, 2006.

    Millennium Management, as the general partner of Millenco, may also be deemed to beneficially own the 2,180,122 shares of Common Stock beneficially owned by Millenco.

    Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 2,180,122 shares of Common Stock beneficially owned by Millenco.

    The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 2,180,122 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

    (c) Transactions in Company Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s account to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

    There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of October 17, 2006, by and among Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value per share, of AnorMED Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 17, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

                                   Schedule A

Transactions in the Common Stock Since the Filing of Schedule 13D:
Date of Transaction	Quantity Purchased(Sold)	Price Per Share $
8/30/2006	24500	8.9834
8/30/2006	(8000)	8.7372
8/31/2006	10000	9.9567
8/31/2006	27500	10.2355
9/1/2006	11500	9.9335
9/1/2006	36900	9.9025
9/5/2006	5000	9.95
9/6/2006	5000	10.0125
9/7/2006	5000	9.917
9/7/2006	6573	9.9289
9/8/2006	5000	9.8634
9/8/2006	14665	9.8956
9/11/2006	200	9.6733
9/11/2006	7212	9.8666
9/12/2006	10000	9.9643
9/12/2006	2638	9.8339
9/14/2006	9913	9.9609
9/15/2006	11875	9.846
9/18/2006	8313	9.7554
9/22/2006	1639	9.9395
9/25/2006	5676	9.9065
9/26/2006	100	12.55
9/26/2006	100	12.65
9/26/2006	100	12.65
9/26/2006	200	12.64
9/26/2006	200	12.65
9/26/2006	200	12.65
9/26/2006	200	12.65
9/26/2006	200	12.65
9/26/2006	200	12.65
9/26/2006	300	12.55
9/26/2006	800	12.65
9/26/2006	1800	12.65
9/26/2006	1800	12.65
9/26/2006	2000	12.65
9/26/2006	3000	12.65
9/26/2006	4500	12.55
9/26/2006	50000	12.55
9/26/2006	50000	12.6723
9/26/2006	11500	12.481
9/26/2006	3159	12.51
9/26/2006	5938	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	300	12.55
9/27/2006	500	12.57
9/27/2006	700	12.55
9/27/2006	700	12.55
9/27/2006	900	12.57
9/27/2006	900	12.57
9/27/2006	900	12.57
9/27/2006	900	12.57
9/27/2006	1000	12.55
9/27/2006	1000	12.55
9/27/2006	1000	12.55
9/27/2006	1000	12.57
9/27/2006	1000	12.57
9/27/2006	1000	12.57
9/27/2006	1000	12.57
9/27/2006	1200	12.55
9/27/2006	1262	12.55
9/27/2006	1600	12.55
9/27/2006	1900	12.55
9/27/2006	1900	12.55
9/27/2006	1900	12.57
9/27/2006	1900	12.57
9/27/2006	2000	12.55
9/27/2006	2000	12.55
9/27/2006	2000	12.55
9/27/2006	2000	12.55
9/27/2006	2000	12.57
9/27/2006	4038	12.55
9/27/2006	4900	12.57
9/27/2006	5000	12.57
9/27/2006	5000	12.57
9/27/2006	7900	12.57
9/27/2006	10000	12.57
9/27/2006	125000	12.54
9/27/2006	100	12.4
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.55
9/27/2006	100	12.57
9/27/2006	100	12.57
9/27/2006	300	12.55
9/27/2006	300	12.57
9/27/2006	300	12.57
9/27/2006	400	12.55
9/27/2006	900	12.57
9/27/2006	900	12.57
9/27/2006	1000	12.55
9/27/2006	1000	12.57
9/27/2006	1000	12.57
9/27/2006	1000	12.57
9/27/2006	1700	12.55
9/27/2006	1900	12.55
9/27/2006	2000	12.55
9/27/2006	2000	12.55
9/27/2006	2000	12.57
9/27/2006	3000	12.55
9/27/2006	3100	12.55
9/27/2006	10000	12.503
9/27/2006	11750	12.54
9/27/2006	12714	12.5422
9/27/2006	46808	12.55
9/27/2006	98	12.55
9/27/2006	100	12.56
9/27/2006	242	12.56
9/27/2006	533	12.56
9/27/2006	600	12.56
9/27/2006	2000	12.56
9/27/2006	(600)	12.56
9/27/2006	(400)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/27/2006	(100)	12.56
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.53
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.54
9/28/2006	100	12.55
9/28/2006	100	12.55
9/28/2006	100	12.55
9/28/2006	100	12.55
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.57
9/28/2006	100	12.58
9/28/2006	100	12.58
9/28/2006	100	12.58
9/28/2006	100	12.58
9/28/2006	100	12.58
9/28/2006	100	12.58
9/28/2006	100	12.58
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	100	12.6
9/28/2006	200	12.55
9/28/2006	200	12.57
9/28/2006	200	12.57
9/28/2006	200	12.57
9/28/2006	200	12.57
9/28/2006	200	12.58
9/28/2006	200	12.6
9/28/2006	200	12.6
9/28/2006	300	12.6
9/28/2006	300	12.6
9/28/2006	300	12.6
9/28/2006	300	12.6
9/28/2006	300	12.6
9/28/2006	400	12.6
9/28/2006	400	12.6
9/28/2006	450	12.6
9/28/2006	500	12.57
9/28/2006	500	12.6
9/28/2006	500	12.6
9/28/2006	500	12.6
9/28/2006	500	12.6
9/28/2006	500	12.6
9/28/2006	600	12.57
9/28/2006	600	12.6
9/28/2006	700	12.57
9/28/2006	700	12.6
9/28/2006	700	12.6
9/28/2006	800	12.57
9/28/2006	900	12.55
9/28/2006	900	12.6
9/28/2006	1000	12.54
9/28/2006	1000	12.55
9/28/2006	1000	12.58
9/28/2006	1000	12.6
9/28/2006	1000	12.6
9/28/2006	1200	12.58
9/28/2006	1300	12.6
9/28/2006	1350	12.6
9/28/2006	1700	12.6
9/28/2006	1800	12.6
9/28/2006	1800	12.6
9/28/2006	1900	12.6
9/28/2006	1900	12.6
9/28/2006	2000	12.6
9/28/2006	2000	12.6
9/28/2006	2500	12.57
9/28/2006	3200	12.6
9/28/2006	4300	12.6
9/28/2006	4500	12.6
9/28/2006	4700	12.6
9/28/2006	5100	12.6
9/28/2006	6250	12.6
9/28/2006	6700	12.6
9/28/2006	6750	12.6
9/28/2006	7300	12.6
9/28/2006	1927	12.51
9/29/2006	30000	12.6
9/29/2006	22	12.59
9/29/2006	22	12.6
9/29/2006	78	12.59
9/29/2006	88	12.59
9/29/2006	100	12.58
9/29/2006	100	12.58
9/29/2006	100	12.58
9/29/2006	100	12.58
9/29/2006	100	12.58
9/29/2006	100	12.58
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.59
9/29/2006	100	12.6
9/29/2006	100	12.6
9/29/2006	100	12.6
9/29/2006	100	12.6
9/29/2006	100	12.61
9/29/2006	100	12.61
9/29/2006	100	12.61
9/29/2006	100	12.61
9/29/2006	100	12.61
9/29/2006	100	12.61
9/29/2006	100	12.61
9/29/2006	200	12.59
9/29/2006	300	12.59
9/29/2006	300	12.59
9/29/2006	300	12.6
9/29/2006	500	12.6
9/29/2006	978	12.6
9/29/2006	1000	12.59
9/29/2006	1122	12.6
9/29/2006	1212	12.6
9/29/2006	1800	12.61
9/29/2006	1878	12.6
9/29/2006	1900	12.58
9/29/2006	2400	12.6
9/29/2006	2115	12.51
9/29/2006	100	12.6
9/29/2006	400	12.6
9/29/2006	4900	12.6
9/29/2006	9600	12.6
10/2/2006	2800	12.4208
10/2/2006	3008	12.4738
10/2/2006	50	12.5
10/2/2006	100	12.43
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	100	12.5
10/2/2006	550	12.5
10/2/2006	2400	12.5
10/2/2006	4900	12.5
10/2/2006	9900	12.43
10/3/2006	3286	12.4492
10/4/2006	2350	12.43
10/5/2006	52000	13.3
10/5/2006	75000	13.3
10/5/2006	156700	13.3229
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.1
10/5/2006	100	13.18
10/5/2006	100	13.25
10/5/2006	100	13.25
10/5/2006	100	13.25
10/5/2006	100	13.3
10/5/2006	100	13.3
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.31
10/5/2006	100	13.33
10/5/2006	100	13.33
10/5/2006	100	13.4
10/5/2006	100	13.4
10/5/2006	100	13.4
10/5/2006	100	13.4
10/5/2006	100	13.4
10/5/2006	100	13.4
10/5/2006	100	13.4
10/5/2006	100	13.4
10/5/2006	200	13.31
10/5/2006	200	13.31
10/5/2006	219	13.25
10/5/2006	500	13.1
10/5/2006	800	13.1
10/5/2006	800	13.4
10/5/2006	900	13.31
10/5/2006	900	13.4
10/5/2006	1000	13.18
10/5/2006	1000	13.2
10/5/2006	1200	13.36
10/5/2006	1500	13.2
10/5/2006	1900	13.1
10/5/2006	2000	13.33
10/5/2006	2300	13.25
10/5/2006	2400	13.3
10/5/2006	2500	13.2
10/5/2006	2500	13.37
10/5/2006	2500	13.37
10/5/2006	(10000)	13.1795
10/5/2006	(5000)	13.1427
10/5/2006	(10000)	13.3114
10/5/2006	(20000)	13.3114
10/6/2006	25000	13.3
10/6/2006	35000	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.3
10/6/2006	100	13.33
10/6/2006	100	13.33
10/6/2006	100	13.34
10/6/2006	100	13.34
10/6/2006	100	13.34
10/6/2006	100	13.34
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.35
10/6/2006	100	13.36
10/6/2006	100	13.36
10/6/2006	100	13.36
10/6/2006	100	13.36
10/6/2006	100	13.36
10/6/2006	200	13.3
10/6/2006	200	13.34
10/6/2006	200	13.34
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	200	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	300	13.35
10/6/2006	400	13.35
10/6/2006	400	13.35
10/6/2006	400	13.35
10/6/2006	400	13.35
10/6/2006	500	13.35
10/6/2006	500	13.35
10/6/2006	500	13.35
10/6/2006	500	13.35
10/6/2006	500	13.36
10/6/2006	600	13.35
10/6/2006	600	13.35
10/6/2006	600	13.35
10/6/2006	600	13.35
10/6/2006	700	13.35
10/6/2006	700	13.35
10/6/2006	700	13.35
10/6/2006	800	13.3
10/6/2006	800	13.35
10/6/2006	800	13.35
10/6/2006	800	13.35
10/6/2006	900	13.34
10/6/2006	900	13.35
10/6/2006	1000	13.33
10/6/2006	1200	13.34
10/6/2006	1300	13.35
10/6/2006	1700	13.35
10/6/2006	1703	13.3
10/6/2006	1800	13.36
10/6/2006	2100	13.33
10/6/2006	2300	13.36
10/6/2006	2400	13.33
10/6/2006	2468	13.36
10/6/2006	2500	13.33
10/6/2006	2500	13.33
10/6/2006	2500	13.33
10/6/2006	2500	13.33
10/6/2006	2500	13.33
10/6/2006	2500	13.35
10/6/2006	2500	13.35
10/6/2006	2500	13.35
10/6/2006	2500	13.35
10/6/2006	2500	13.35
10/6/2006	4100	13.35
10/6/2006	24800	13.3
10/9/2006	10000	13.28
10/9/2006	16000	13.3
10/10/2006	25000	14.11
10/10/2006	750000	14.0398
10/10/2006	100	13.95
10/10/2006	100	13.95
10/10/2006	1000	13.95
10/10/2006	1000	13.95
10/10/2006	1200	13.95
10/10/2006	5000	13.95
10/10/2006	2500	14.0324
10/10/2006	40000	13.9691
10/11/2006	50000	13.85
10/11/2006	900	13.8
10/11/2006	4100	13.8

Note:   (i) All such transactions were effected by Millenco; and (ii) some of the sales listed above were short sales.